S 19006493 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC 406

SEC FILE NUMBER
8- 14100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum St	Hartford	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. LEANN MORSE
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2023

Signature

Senior Vice President and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of VP Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VP Distributors, LLC (the "Company") as of December 31, 2018, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 7 to the financial statements, the financial statements include significant transactions with Virtus Investment Partners, Inc.'s subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2018.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands)		December 31, 2018
Assets		
Cash	$	41,365
Due from affiliates		18
Accounts receivable		3,361
Deferred taxes, net		1,243
Deferred commissions		2,045
Furniture and equipment, net		514
Other assets		464
Total assets	$	49,010
Liabilities and Member's Equity		
Accounts payable and other accrued liabilities	$	5,888
Accrued compensation and benefits		6,092
Distribution and service fees payable		2,895
Income taxes payable, net		3,548
Due to affiliates		7,417
Total liabilities		25,840
Commitments and Contingencies (Note 8)		
Member's Equity		
Additional paid-in capital		13,076
Retained earnings		10,094
Total member's equity		23,170
Total liabilities and member's equity	$	49,010

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Operations

($ in thousands)		Year Ended December 31, 2018
Operating Revenues		
Distribution and service fees	$	50,600
Related party marketing fees		91,976
Other income and fees		366
Total operating revenues		142,942
Operating Expenses		
Employment expenses		41,809
Distribution expenses		70,234
Other operating expenses		11,238
Related party business support expenses		4,573
Depreciation and amortization		119
Total operating expenses		127,973
Operating Income		14,969
Income before income taxes		14,969
Provision for income taxes		4,203
Net Income	$	10,766

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Statement of Changes in Member's Equity

	For the Year Ended December 31, 2018		
($ in thousands)	**Additional Paid-In Capital**	**Retained Earnings**	**Total Member's Equity**
Balances at December 31, 2017	$ 13,076	$ 5,328	$ 18,404
Net income	—	10,766	10,766
Dividends to parent	—	(6,000)	(6,000)
Balances at December 31, 2018	$ 13,076	$ 10,094	$ 23,170

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

($ in thousands)	Year Ended December 31, 2018
Cash flows from operating activities:	
Net income	$ 10,766
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	119
Amortization of deferred commissions	3,847
Increase in deferred commissions	(4,218)
Deferred taxes, net	(631)
Changes in operating assets and liabilities:	
Accounts receivable and other assets	478
Due from affiliates	7,748
Accrued compensation and benefits	1,205
Accounts payable and other accrued liabilities	(413)
Due to affiliates	5,629
Distribution and service fees payable	(1,223)
Income taxes payable	(221)
Net cash provided by operating activities	23,086
Cash flows from investing activities:	
Capital expenditures	(63)
Net cash used in investing activities	(63)
Cash flows from financing activities:	
Dividends to parent	(6,000)
Net cash used in financing activities	(6,000)
Net increase in cash	17,023
Cash, beginning of year	24,342
Cash, end of year	$ 41,365

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of certain mutual fund share classes. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within the contingent deferred sales charge period, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge, depending on the fund share class, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment, and an impairment charge is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated

on a straight-line basis over the original minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and initially amortized over the same period.

Leases

Virtus currently leases office space and equipment under various leasing arrangements. The Company is charged a portion of total Virtus rent expense based on the Company's specific utilization of space.

Revenue Recognition

Distribution and service fees are asset-based fees earned from open-end funds for distribution services. Depending on the fund type or share class, these fees primarily consist of an asset-based fee that is charged to the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges which are based on a percentage of the offering price. Asset-based distribution and service fees are primarily based on percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

The Company distributes its open-end funds through unaffiliated financial intermediaries that comprise national and regional broker dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements as it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution expenses.

Other income and fees consist primarily of redemption income on the early redemption of certain share classes of mutual funds.

Related Party Marketing Fees and Related Party Business Support Expenses

Marketing fees and business support expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which the performance obligation is satisfied and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Effective January 1, 2016, the Company entered into a business management and shared services agreement ("The Agreement") with Virtus Partners, Inc. whereby Virtus Partners, Inc. provides certain business management and support services, including but not limited to accounting, human resource, legal, compliance and IT support services, the costs for which are allocated to the Company and reimbursed to Virtus Partners, Inc. a month in arrears pursuant to the terms of the agreement.

Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in our sponsored funds and payments to third-party service providers for investment management related

services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders.

Advertising and Promotion

Advertising and promotional costs include print advertising and promotional items and are classified in other operating expense in the Statement of Operations. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus. The Company accounts for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Operations. Forfeitures are recognized as they occur.

Employees may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of common stock. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. RSUs are stock awards that entitle the holder to receive shares of Virtus common stock as the award vests over time or when certain performance targets are achieved. The fair value of each RSU award is estimated using the intrinsic value method, which is based on the fair market value price on the date of grant, unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a Monte-Carlo simulation valuation model. Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expense based on its probability assessment.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected

to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

Fair Value Measurements and Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

Recent Accounting Pronouncements

New Accounting Standards Implemented

On January 1, 2018, the Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), pursuant to Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, and all the related amendments ("the new revenue standard") using the modified retrospective approach. The core principle of the new revenue standard is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. Based on the revised criteria in the new revenue standard for determining whether the Company is acting as a principal or agent, certain costs that were previously presented on a net of revenue basis are now presented on a gross basis. No cumulative-effect adjustment to the balance sheet was necessary upon the adoption of ASC 606.

ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). On January 1, 2018, the Company adopted amendments to ASC 230 - *Statement of Cash Flows* ("ASC 230") on a retrospective basis pursuant to ASU 2016-15. This standard clarifies the treatment of several cash flow activities. ASU 2016-15 also clarifies that when cash receipts and cash payments have aspects of more than one classification of cash flows and cannot be separated, classification will depend on the predominant source or use. The adoption of this standard did not have a material impact on the Company's financial statements.

New Accounting Standards Not Yet Implemented

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement* (Topic 820) ("ASU 2018-13"). This standard modifies the disclosure requirements on fair value measurements and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the potential impact of the guidance but does not expect the adoption of this standard to have a material impact on the Company's financial statements.

In July 2018, the FASB issued ASU 2018-09, *Codification Improvements* ("ASU 2018-09"). This standard does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB ASC areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while other updates provide for a transition period for adoption over the next fiscal year beginning after December 15, 2018. The Company does not expect the adoption of this standard to have a material impact on the Company's financial statements.

3. Furniture and Equipment, net

Furniture and equipment, net are summarized as follows:

($ in thousands)	December 31, 2018
Computer equipment and software	$ 1,460
Furniture and office equipment	7
Total furniture and equipment	1,467
Accumulated depreciation and amortization	(953)
Furniture and equipment, net	$ 514

Depreciation and amortization expense for 2018 was $119 thousand.

4. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	For the Year Ended December 31, 2018
Current	
Federal	$ 3,741
State	1,093
Total current tax expense	4,834
Deferred	
Federal	(493)
State	(138)
Total deferred tax expense	(631)
Total provision for income taxes	$ 4,203

The deferred tax effects of temporary differences are as follows:

(in thousands)	For the Year Ended December 31, 2018
Deferred tax assets (liabilities):	
Net operating loss carry-forwards	$ 15
Accrued employee compensation & benefits	1,229
Other	14
Valuation allowance	(15)
Deferred tax assets, net	$ 1,243

As of December 31, 2018, the Company had $15 thousand of net operating loss carry-forwards, which expire between 2019 and 2024.

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of approximately $15 thousand at December 31, 2018, relating to the state net operating loss carry-forward.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Tax Act") was enacted which made significant changes to federal income tax law, including reducing the statutory corporate income tax rate to 21% from 35%. The SEC issued Staff Accounting Bulletin No. 118, which specifies, among other things, that reasonable estimates of the income tax effects of the Tax Act should be used, if determinable. The accounting for these elements of the Tax Act is complete.

The Company is no longer subject to income tax examinations for years prior to 2015.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Operations:

	For the Year Ended December 31, 2018
Statutory rate	21.0 %
State income taxes, net of federal benefit	5.0 %
Valuation allowance	(0.6)%
Non-deductible compensation	2.1 %
Other	0.6 %
Effective income tax rate	28.1 %

5. Stock Based Compensation

Virtus has an Omnibus Incentive and Equity Plan (the "Plan") under which officers, employees and directors of Virtus and Virtus subsidiaries may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock.

Restricted Stock Units

Each RSU entitles the holder to one share of Virtus common stock when the restriction expires. RSUs generally have a term of one to three years and may be time-vested or performance-contingent. The fair value of each RSU is based on the closing market price of Virtus' common stock on the date of grant unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a Monte-Carlo simulation valuation model. Shares that are issued upon vesting are newly issued shares from the Plan and are not issued from Virtus treasury stock.

RSU activity for the year ended December 31, 2018 is summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2017	41,365	$109.42
Granted	7,090	141.70
Forfeited	(1,598)	139.07
Settled	(14,051)	122.88
Outstanding at December 31, 2018	32,806	$110.30

The total stock-based compensation recorded was $1.6 million for the year ended December 31, 2018, consisting of $1.0 million for RSUs and $0.6 million for PSUs. The total remaining unamortized stock-based compensation was $1.6 million at December 31, 2018.

Stock Options

Stock options generally cliff vest after three years and have a contractual life of ten years. Stock options are granted with an exercise price equal to fair market value of the shares on the date of grant. Stock option activity for the year ended December 31, 2018 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2017	6,240	$26.70
Exercised	(3,224)	27.97
Outstanding at December 31, 2018	3,016	$25.34

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0.

Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

($ in thousands)		**December 31, 2018**
Aggregate indebtedness	$	25,840
Net capital	$	18,806
Ratio of aggregate indebtedness to net capital		1.37 to 1

The Company's minimum required net capital at December 31, 2018 based on its aggregate indebtedness on that date, was $1.7 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

7. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes the related party marketing fees and related party business support services disclosed in Note 2 and certain other expenses that are paid by Virtus affiliates on the Company's behalf including income taxes as disclosed in Note 4 and other operating expenses. During 2018, the Company earned $92.0 million of related party marketing fees which represent 64.3% of total revenues.

During 2018, the Company returned $6.0 million of capital to Virtus comprising dividend distributions.

As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2018, $18 thousand was recorded as due from affiliates which consisted of related party marketing fees from Virtus affiliates. At December 31, 2018, $7.4 million was recorded as due to affiliates, which primarily relates to operating costs paid by VP on the Company's behalf.

8. Commitments and Contingencies

At times the Company is involved in litigation and arbitration as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of

the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Other than as described herein, based on information currently available, available insurance coverage and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

9. Concentration of Credit Risk

The Company derives its distribution and service fees earned pursuant to agreements with registered investment companies in the Virtus family of mutual funds. There were no funds which provided distribution and service fees over 10% of total revenues of the Company for the year ended December 31, 2018.

10. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Through December 31, 2018, the Company matched employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $1.0 million in 2018.

11. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

($ in thousands)

Net Capital

Total member's equity		$ 23,170
Less nonallowable assets:		
Accounts receivable	$ 80	
Deferred commissions	2,045	
Receivable from affiliates	18	
Deferred taxes, net	1,243	
Other assets	464	
Furniture, equipment and leasehold improvements, net	514	(4,364)
Net capital before specific reduction in the market value of securities		18,806
Less securities haircuts pursuant to Rule 15c3-1		—
Net capital		$ 18,806

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$ 25,840
Difference resulting from offsetting various liability accounts against related assets	—
Aggregate indebtedness	$ 25,840
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $25,840)	$ 1,723
Net capital in excess of minimum requirements ($18,806 - $1,723)	$ 17,083
Ratio of aggregate indebtedness to net capital	1.37 to 1

Note A - Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5/A, as of December 31, 2018.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of that rule.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
VP Distributors, LLC
One Financial Plaza
Hartford, CT 06103

We have performed the procedures enumerated below, which were agreed to by VP Distributors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2019

ETFD Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)

One Financial Plaza
Hartford, CT 06103 | 800.248.7971 | VIRTUS.COM

ETF Distributors, LLC's Exemption Report

ETF Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

ETF Distributors, LLC

I, David G Hanley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Treasurer
February 28, 2019

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ETF Distributors, LLC

We have reviewed management's statements, included in the accompanying ETF Distributors, LLC's Exemption Report, in which (1) ETF Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2019